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                              April 9, 2024

       Jack Anders
       Chief Financial Officer
       Revolution Medicines, Inc.
       700 Saginaw Drive
       Redwood City, CA 94063

                                                        Re: Revolution
Medicines, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39219

       Dear Jack Anders:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Research and development expenses, page 91

   1. We note from the pipeline table on page 9 that you have multiple products that are in clinical development.
Please revise future filings to disclose the costs incurred during each period presented for
each of your key research and development product candidates. If you do not track your
research and development costs by project, disclose that fact and explain why you do not
maintain and evaluate research and development costs by project.
                                                        Also, revise to provide
other quantitative and qualitative disclosures that give more transparency as to the
type of research and development expenses incurred (i.e., by nature or type of expense)
which should reconcile to total research and development expenses on your Statements of
Operations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jack Anders
Revolution Medicines, Inc.
April 9, 2024
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 with any questions.



FirstName LastNameJack Anders                           Sincerely,
Comapany NameRevolution Medicines, Inc.
                                                        Division of Corporation
Finance
April 9, 2024 Page 2                                    Office of Life Sciences
FirstName LastName